Mail Stop 3561

December 18, 2008

Mr. Joseph Rozelle
Chief Financial Officer
Ruby Growth Corporation
c/o Nautilus Global Partners
700 Gemini, Suite 100
Houston, TX 77056

> **Re: Ruby Growth Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 21, 2008**
> **File No. 000-52135**

Dear Mr. Rozelle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2007

Cover Page

1.   Please amend your filing to include the correct Commission File Number (i.e. 000-52135).

Joseph Rozelle
Ruby Growth Corporation
December 18, 2008
Page 2

<u>Item 9A(T). Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 12</u>

2.   Please include a statement identifying the framework used by management to
        evaluate the effectiveness of internal controls over financial reporting in
        accordance with Item 308T(a)(2) of Regulation S-K.

3.   In regards to the comment above, please tell us how management's failure to
        provide the disclosure required by paragraph (a)(2) of Item 308T of Regulation S-
        K impacts the conclusion regarding the effectiveness of your disclosure controls
        and procedures. If you continue to conclude that your disclosure controls and
        procedures were effective, tell us about the factors you considered to support
        management's conclusion. If you conclude that your disclosure controls and
        procedures were ineffective, revise to indicate this conclusion and disclose your
        plan to remedy this deficiency.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services